SUB-ITEM 77I

Shares of the LKCM Funds purchased on or after January 2, 2003, will be subject to a 1% redemption fee on shares held less than 30 days. This fee will be deducted from the proceeds of the redemption. The holding period will be determined on a "first-in, first-out" basis, meaning Fund shares purchased first will be redeemed first. Shares of the Funds held in qualified plans and accounts separately managed by the Adviser will not be subject to the redemption fee.